Exhibit 99.1

Beamr and Intempora to Bring Real-Time ML-Safe Lossless Compression to RTMaps

Autonomous vehicle and ADAS teams using RTMaps will get two compression modes to apply across their pipeline - lossless and content-adaptive.

Join the demonstration at AutoSens Europe in Barcelona, September 22–24, stand 131; and at dSPACE User Conference, September 23 in Santa Clara, California

Herzliya, Israel, Sept. 22, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (Nasdaq: BMR), a leader in video optimization technology and solutions, and Intempora, a dSPACE company and pioneer in advanced software solutions for autonomous driving, today announced that the companies will demonstrate Beamr’s ML-Safe lossless compression for RTMaps - reducing video data at the point of capture in the test vehicle, in real time, with zero data loss.

The demonstration will be presented at AutoSens Europe, September 22–24 (stand 131), and at the dSPACE User Conference on September 23.

Autonomous vehicle (AV) teams produce massive video datasets. That volume strains every stage of development. It starts at capture in the test vehicle’s data logger, with recordings of tens of terabytes in one shift; grows as data moves to the cloud and data center; and grows again with simulation and training, where teams add synthetic data to what they recorded.

Beamr demonstrates lossless compression for 12-bit Bayer - the test vehicle camera’s raw output. Until now, the encoder in the test vehicle did not accept the 12-bit Bayer format, leaving teams to store it as heavy raw files or discard data they may later need. Beamr’s lossless video data compression runs in real time on the GPU already in the test vehicle’s data logger. Initial Beamr testing showed a 47% reduction on recordings from eight 8-megapixel cameras, nearly doubling how much each vehicle can capture - and smaller files move off the vehicle faster, shortening the time it takes to get recordings to the cloud.

ML-Safe lossless compression joins Beamr’s content-adaptive compression, giving RTMaps users two modes to apply across their pipeline. Content-adaptive compression reduces video data load by up to 50% while preserving ML model accuracy, capture more in the vehicle, and move it faster and at lower cost. RTMaps (Real-Time Multisensor Applications) is a modular development and execution middleware, designed to acquire, synchronize, process, record and replay heterogeneous data streams in real-time.

“The volume of sensor and video data our users move through RTMaps, and then store and manage in IVS (Intempora Validation Suite), keeps growing. Coping with this volume is one of the hardest parts of AV development,” said Nicolas Du Lac, CEO of Intempora. “Compression is essential to keep that data workable, and together with Beamr we are demonstrating it in two modes - lossy when a smaller file with preserved ML accuracy aligns with their needs, and lossless when the data has to stay bit-exact.”

“The volume of high-resolution camera data is one of the biggest challenges our customers face in data logging and data-driven development,” said Peter Ngure, Product Manager at dSPACE. “Efficient compression at the point of capture, without compromising data integrity, is an important building block. We welcome Intempora’s collaboration with technology partners like Beamr, giving RTMaps users more options to manage their data across the toolchain.”

“AV and ADAS teams see value with compression that matches what each development stage needs. Beamr’s ML-Safe solution lets them make this decision with confidence,” said Haggai Barel, Beamr COO. “Teams can already apply lossy content-adaptive compression that reduces data held in the cloud and the datasets that feed simulation and training; and now we are demonstrating lossless compression that keeps data bit-exact where it is captured in the data logger.”

Test ML-Safe compression on your own video data or join us at AutoSens Europe in Barcelona, September 22–24 (stand 131), and at the dSPACE User Conference, West Coast in Santa Clara, California, September 23. Visit beamr.com/lossless

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com and follow us on Linkedin and X.

About Intempora

Founded in 2000, Intempora is a leading software company based in Paris and a pioneer in providing advanced and innovative software tools for developers of robotics, autonomous vehicles and complex real-time systems for over 25 years. Intempora works closely with OEMs and Tier1 all over the world to fit the expectations of the automotive industry. Since 2020, Intempora is a subsidiary company of the dSPACE group. Together we provide a seamless end-to-end development & testing toolchain for autonomous systems. For more information, visit https://intempora.com and follow us on LinkedIn and Youtube.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including statements relating to Beamr’s plans to demonstrate and expand its lossless and content-adaptive compression technologies; the expected availability, integration, performance and benefits of such technologies within RTMaps and autonomous vehicle and ADAS workflows; the ability of such technologies to reduce data volumes, increase effective storage capacity, accelerate data transfers or lower costs; Beamr’s relationships with Intempora, dSPACE and other technology partners; and Beamr’s ability to expand into new markets and convert its strategy and technological capabilities into commercial opportunities. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on February 26, 2026 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com

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